FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Annual General Shareholders’ Meeting of Telefónica

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A., has resolved to call the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the premises of IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 9, on May 30, 2013 at 1:00 p.m. on first call, or, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on May 31, 2013 at 1:00 p.m. on second call, at the same place.

The Agenda of the Annual General Shareholders’ Meeting, that has been approved in the aforesaid Board’s meeting, is the following:

AGENDA

I.	Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to Fiscal Year 2012.

II.	Re-election, ratification and appointment, if applicable, of Directors:

II.1	Re-election of Mr. José María Abril Pérez.

II.2	Re-election of Mr. José Fernando de Almansa Moreno-Barreda.

II.3	Re-election of Ms. Eva Castillo Sanz.

II.4	Re-election of Mr. Luiz Fernando Furlán.

II.5	Re-election of Mr. Francisco Javier de Paz Mancho.

II.6	Ratification of Mr. Santiago Fernández Valbuena.

III.	Re-election of the Auditor for Fiscal Year 2013.

IV.	Amendment and approval of a Consolidated By-Laws.

IV.1 Amendment of Articles 17 (in connection with a part of its content which will become a new Article 20), and 20 bis of the By-Laws (which becomes the new Article 25), and addition of two new Articles, numbered 32 and 40, to improve the regulations of the governing bodies of Telefónica S.A.

IV.2 Amendment of Articles 16, 18, 18bis and 21 of the By-Laws (which become Articles 17, 22, 4 and 26, respectively) and addition of two new Articles, numbered 43 and 44, with a view to bringing the provisions of the By-Laws into line with the latest legislative changes.

IV.3 Approval of a consolidated text of the By-Laws with a view to systematizing and standardizing its content, incorporating the amendments approved, and renumbering sequentially the titles, sections, and articles into which it is are divided.

V.	Amendment and approval of a Consolidated Regulations for the General Shareholders’ Meeting.

VI.	Shareholder Compensation. Distribution of dividends with a charge to unrestricted reserves.

VII.	Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities, be they simple, exchangeable and/or convertible, granting the Board, in the last case, the power to exclude the pre-emptive rights of shareholders, as well as the power to issue preferred shares and the power to guarantee issuances by companies of the Group.

VIII.	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

IX.	Consultative vote on the Report on Director Compensation Policy of Telefónica, S.A.

Madrid, April 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 24th, 2013	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors